Surf Air Mobility Inc.

Up to 1,523,422 Shares of Common Stock

This prospectus relates to the registration of the resale by our stockholder identified in this prospectus (the “Selling Stockholder”) of up to 1,523,422 shares of our common stock, par value $0.0001 per share (“Common Stock”), currently outstanding and held by the Selling Stockholder.

The Selling Stockholder may, or may not, elect to sell its shares of Common Stock covered by this prospectus, from time to time as and to the extent they may determine, through public or private transactions at prevailing market prices or at privately negotiated prices. The shares may be offered by the Selling Stockholder to or through broker-dealers or other agents, directly to investors, or through any other manner permitted by law, on a continued or delayed basis. The timing, manner and amount of any sale are within the sole discretion of the Selling Stockholder. We will bear all costs, expenses and fees in connection with the registration of these shares, including with regard to compliance with state securities or “blue sky” laws. The Selling Stockholder will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock. See the section entitled “Plan of Distribution.” We will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SRFM.” On August 29, 2024, the last sale price of our Common Stock as reported on the NYSE was $1.35 per share.

We are an “emerging growth company” and a “smaller reporting company,” each as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are therefore subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See the sections entitled “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Smaller Reporting Company.”

See the section entitled “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of our Common Stock.

Our Amended and Restated Bylaws and our Amended and Restated Certificate of Incorporation (each as defined below) provide that the persons or entities who are not citizens of the United States (“Non-Citizens”), shall not, in the aggregate, own and or control more than 25.0% of our total voting interest. If Non-Citizens own (beneficially or of record) more than 25.0% of the total voting interest of our Common Stock, only permitted Non-Citizen holders consisting of Kuzari Investor 94647 LLC and our co-founders, Sudhin Shahani and Liam Fayed, and their respective affiliates (collectively, the “Permitted Holders”) will be entitled to vote. The voting rights of the Permitted Holders will be reduced pro rata if their combined ownership percentage exceeds 25.0%. Accordingly, if you are not a citizen of the United States as defined in 49 U.S.C. § 40102(a)(15) and as interpreted by the U.S. Department of Transportation, any shares of Common Stock that you purchase will be subject to voting restrictions as described above and your voting rights may be subject to automatic suspension. In addition to the voting restrictions described above, our Amended and Restated Bylaws provide that Non-Citizens who are residents of countries that are not party to “open-skies” agreements with the United States (“NOS Non-Citizens”) shall not, in the aggregate, own more than 25.0% of the total number of our outstanding equity securities, and that all Non-Citizens (including any NOS Non-Citizens) shall not, in the aggregate, own more than 49.0% of the total number of our outstanding equity securities. See “Risk Factors — Risks Related to Our Operating as a Public Company — Our Amended and Restated Bylaws and our Amended and Restated Certificate of Incorporation limit voting rights of certain foreign persons” in our Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”).

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 26, 2024.

Neither we nor the Selling Stockholder have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the Selling Stockholder take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. To the extent it sells, the Selling Stockholder is offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock. Our business, financial condition, and results of operations may have changed since that date.

For investors outside the United States: Neither we nor the Selling Stockholder have done, and have not agreed to do, anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Common Stock by us or the Selling Stockholder and the distribution of this prospectus outside of the United States.

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GLOSSARY

As used in this prospectus:

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“AeroTEC” means Aerospace Testing Engineering & Certification, Inc.
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“Conversions” means the conversion of SAGL’s issued and outstanding securities based on the Conversion Ratio in connection with the Internal Reorganization.
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“Conversion Ratio” means the conversion of SAGL’s ordinary shares to the Company’s Common Stock at a ratio of 22.40.
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“GEM” means GEM Global Yield LLC SCS.
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“GEM Advances” means the issuance, at our election, subject to the satisfaction of certain conditions, of shares of our Common Stock that will be sold to GEM in order for us to utilize incremental advances of up to $25 million each, in an aggregate amount of up to $100 million, under the Share Subscription Facility. For a further description of such agreement and GEM’s commitment to purchase such shares, see the 2023 Form 10-K.
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“GYBL” means GEM Yield Bahamas Limited.
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“Internal Reorganization” means the transaction pursuant to which our wholly-owned subsidiary was merged with and into SAGL, after which SAGL became our wholly-owned subsidiary. See the 2023 Form 10-K. The Internal Reorganization became effective on July 21, 2023.
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“Palantir” means Palantir Technologies Inc.
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“SAFEs” means the Simple Agreements for Future Equity, by and between the Company and the respective investors listed therein.
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“SAGL” means Surf Air Global Limited.
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“Share Subscription Facility” means the Company’s equity line of credit up to $400 million pursuant to the second amended and restated share purchase agreement, dated as of February 8, 2023, by and between the Company, GEM and GYBL, as further amended from time to time. The equity financing commitments under the Share Subscription Facility are contingent on the satisfaction of certain conditions, as more fully described in the 2023 Form 10-K. In connection with the Internal Reorganization, the Share Subscription Facility was automatically assigned to us.
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“Southern” means Southern Airways Corporation, a Delaware corporation.
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“Southern Acquisition” means the business combination transaction pursuant to which our wholly-owned subsidiary was merged with and into Southern, after which Southern became our wholly-owned subsidiary. The Southern Acquisition became effective on July 27, 2023.
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“TAI” means, collectively, Textron Aviation Inc. and its affiliates.
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“Tuscan” means Tuscan Holdings Corp II.
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“Tuscan Payment” means the issuance to Tuscan of 635,000 shares of our Common Stock (or an equivalent number of shares of common equity of the Company) pursuant to the terms of the mutual termination and release agreement dated November 14, 2022, by and between Tuscan, Tuscan Holdings Acquisition II, LLC, and the Company.

MARKET AND INDUSTRY DATA

The information incorporated by reference in this prospectus includes industry position and industry data and estimates that have been obtained or derived from independent consultant reports, publicly available information, various industry publications and other industry sources. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above. Although we believe that the information on which these estimates of industry position and industry data are based are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Our internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. While we are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Among other items, certain of the market research included in this prospectus was published prior to the outbreak of COVID-19 and did not anticipate the pandemic or the impact it has had on our industry. We have utilized this pre-pandemic market research in the absence of updated sources. These and other factors could cause results to differ materially from those expressed in these publications and reports.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. Before making an investment decision, you should carefully read this entire prospectus and documents incorporated by reference herein, including the sections entitled “Risk Factors” in this prospectus and any documents incorporated by reference herein. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references to “the Company,” “Surf Air,” “we,” “us” or “our” are to Surf Air Mobility Inc. and its subsidiaries.

Surf Air Mobility

We are a regional air mobility platform that aims to sustainably connect communities. We intend to accelerate the adoption of green flying by developing, together with our commercial partners, fully-electric and hybrid-electric powertrain technology to upgrade existing fleets, and by creating a financing and services infrastructure to enable this transition on an industry-wide level. We believe bringing electrified aircraft to market at scale will substantially reduce the cost and environmental impact of regional flying, and that such reductions are achievable by the end of the decade. Additionally, we believe operating as a publicly traded company and having efficient access to growth capital will allow us to accelerate the implementation of our strategic plan.

We were incorporated in 2021 and became the ultimate parent of both SAGL and Southern in July of 2023 following our public listing on the NYSE. For 2023, which includes the full year of operations of SAGL and the operations of Southern from the July 27, 2023 acquisition date, our combined network served approximately 176,131 passengers across 41 cities with approximately 31,476 departures. We expect the combination of our legacy networks will provide the basis for our expanded, nationwide regional air mobility platform.

Our predecessor company, SAGL, was formed in 2016 and prior to the Internal Reorganization, aimed to expand the category of regional air travel, connecting underutilized regional airports and private terminals to create a “shared private” customer experience and a high frequency “commercial-like” air service, using small turboprop aircraft. SAGL provided both scheduled routes and on-demand charter flights operated by third parties that operate under Part 135 of Title 14 of the U.S. Code of Federal Regulations (“Part 135”). SAGL drove the early stages of development of our current efforts to develop electrified powertrain technology, including the establishment of relationships with key commercial partners who, as a group, we believe can deliver novel hardware and software solutions that can make electrified flight possible for operators across the Part 135 industry, starting with our owned and operated fleet.

Our acquisition of Southern in July 2023 has resulted in a combined regional airline network servicing U.S. cities across the Mid-Atlantic, Gulf South, Midwest, Rocky Mountains, West Coast, New England and Hawaii. Founded in 2013 as a Delaware corporation, Southern is the largest commuter airline in the United States and the largest passenger operator of Cessna Grand Caravan EXs (“Cessna Caravans”) in the United States by scheduled departures. Southern has multi-year contracts with the U.S. federal government to operate Essential Air Service routes, which ensures small communities in the United States can maintain a minimum level of scheduled air services.

At the heart of our strategy is our aim of commercializing green regional aviation at scale. We firmly believe that regional air-mobility can displace driving from its predominant position in 100-500 mile travel. There are approximately 5,000 public use airports in the U.S. creating the possibility of a dense point-to-point air network using regional aircraft. We believe that electrified aircraft, which would boast lower operating costs and emissions could be the key to unlock this electrified air-mobility market.

We are today an established regional air-mobility platform providing scheduled and on-demand regional flights to passengers across the U.S. We both operate our own flights and use ‘off fleet’ third-party aircraft to serve our customers. Together with our partners: Textron Aviation, AeroTEC, Jetstream Aviation Capital and Palantir, we believe that we can catalyze the development of this regional air-mobility market by creating the technology (both hardware and software) and services required to enable this ecosystem and placing ourselves at the center of it. We envision a world where our consumer facing distribution technology is coupled with a full suite of technologies and services, which enable the development of the supply side of our industry – the operator. We call this operator facing product Aircraft-as-a-Service, which includes three elements: electrification technology, operator software suite, and aircraft financing.

Our electrification technology program aims to address the projected demand for thousands of electrified Conventional Take-Off and Landing (eCTOL) aircraft, which will be needed over the next decade to enable a new mass air-mobility market. As estimated by McKinsey & Company in 2023, the electrified regional air-mobility market could reach $75-115B by 2035 and require 18,000-36,000 new and retrofitted aircraft.

Our electrification strategy is to upgrade existing, prolific, regional aircraft by pursuing Supplemental Type Certificates (“STCs”) to install them with fully-electric or hybrid-electric powertrain technology, once these powertrains are fully designed and developed by us, and certified by the Federal Aviation Administration (“FAA”). Due to readiness level of key components intended for use in our powertrain, we are expecting FAA certification of our first product, a fully-electric powertrain STC for the Cessna Caravan to occur in early 2027, and our hybrid-electric Cessna Caravan STC to occur thereafter.

The Cessna Caravan is the initial cornerstone of our electrification program. The Cessna Caravan provides a large target market given its position as one of the most prolific family of aircraft in the single engine turboprop category, with approximately 3,000 aircraft in use worldwide.

Our electrification program will initially focus on the creation of fully-electric and hybrid-electric powertrains for the Cessna Caravan EX and is expected to be expanded to other variants of the Caravan family in the future. The electrified Caravans are projected to have significantly reduced operating costs and emissions. Our Caravan fleet, operated by our subsidiary Southern, will act as the initial “install base” for our electrified powertrain technology, followed by our operator-customer fleets around the world.

We have relationships with industry leaders across the value chain, which we believe provide significant competitive advantages as we pursue the implementation of our electrification program. We intend to be the exclusive supplier of fully-electric and hybrid-electric propulsion systems for the Cessna Caravan to TAI, one of the largest general aviation original equipment manufacturers in the world by units sold.

We have also entered into a definitive agreement with our electrification and certification partner, AeroTEC, a leading aerospace engineering firm with deep experience in electronification of aircraft, to work exclusively with us to develop and obtain STCs for a series of fully-electric and hybrid-electric Cessna Caravans.

Our operator software suite is being developed in partnership with Palantir to enable the regional air-mobility market to operate at scale. We intend to provide Part 135 operators with the software tools they need to operate and grow their business successfully, an ‘operating system’ for regional aviation. Our software platform strives to provide operators with distribution, operations, maintenance, and other business applications. This is expected to include functionality such as revenue management, crew scheduling, maintenance planning, and customer analytics, to name a few.

Our software suite is expected to leverage Palantir’s AI driven systems to enhance the user’s ability to make informed decisions based on multiple first and third party data sources as well as connected aircraft. In the future, we expect that EP1 Caravan aircraft will be connected to this software suite, continuously sharing data from multiple onboard sensors, adding to the cumulative fleet data and enabling us to provide operators with trend monitoring and predictive maintenance functionalities. These are expected to reduce the cost of operations as well as improve the uptime of the EP1 system.

The third part of our Aircraft-as-a-Service product is planned to be aircraft and powertrain financing. We and Jetstream Aviation Capital, LLC have entered into a master agreement to finance up to $450 million to fund the planned growth of our fleet of turboprop aircraft. We expect to deploy this capital to finance our current TAI fleet order and, once the EP1 powertrains are certified, to allow us to help operator-customers finance their EP1 upgrades and new aircraft purchases from TAI.

In addition, we, through our subsidiary Southern, and SkyWest Airlines, Inc. are partnered to provide a pilot hiring and training pathway. We believe this is a key relationship, which allows us to ensure a steady and predictable pilot pipeline.

Lastly, we have entered into a memorandum of understanding with Signature Flight Support LLC for fixed base operator services (e.g., fueling, hangaring, parking and aircraft rental) at airports and the support of our existing and future network.

Corporate Information

We were originally founded in 2011 and incorporated in 2021 in Delaware. Our principal executive offices are located at 12111 S. Crenshaw Blvd., Hawthorne, CA 90250, and our telephone number is (424) 332-5480. Our website address is www.surfair.com. Our Common Stock is listed on the NYSE under the symbol “SRFM”. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Our logo, the “Surf Air” mark, and our other registered and common law trademarks, service marks, and trade names appearing in this prospectus are the property of Surf Air Inc. or its affiliates. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these reduced reporting and other requirements until the last day of the fiscal year following the fifth anniversary of the completion of our listing, or such earlier time that we are no longer an emerging growth company. However, if certain events occur prior to the end of such five-year period, including if we have more than $1.235 billion in annual gross revenue as of the last day of our most recently completed fiscal year or more than $700 million in market value of our Common Stock held by non-affiliates as of the last business day of our most recently completed second fiscal quarter, or if we issue more than $1.0 billion of non-convertible debt over a three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. We may choose to take advantage of some, but not all, of the available exemptions.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of such extended transition period. The utilization of these transition periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation. We will continue to be a smaller reporting company as long as either (i) the market value of the shares of our Common Stock held by non-affiliates is less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of the shares of our Common Stock held by non-affiliates is less than $700 million as of the last business day of our most recently completed second fiscal quarter.

THE OFFERING

Issuer	Surf Air Mobility Inc.
Common Stock offered by the Selling Stockholder

We are registering the resale by the Selling Stockholder named in this prospectus, or its permitted transferees, of an aggregate of 1,523,422 shares of our Common Stock currently outstanding and held by the Selling Stockholder.

Common Stock to be outstanding immediately after this offering

Up to 13,969,386 shares, which excludes any shares that have been, or will be, issued to GEM in connection with the GEM Advances or drawdowns under the Share Subscription Facility since August 9, 2024.

Use of proceeds

To the extent the Selling Stockholder chooses to sell shares of our Common Stock covered by this prospectus, we will not receive any proceeds from any such sales of our Common Stock. See “Use of Proceeds” for additional information.

Risk factors

Any investment in the securities offered hereby is speculative and involves a high degree of risk. For a discussion of risks and uncertainties involved with an investment in our Common Stock, see “Risk Factors” on page 7 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in the 2023 Form 10-K, which is incorporated by reference into this prospectus.

NYSE symbol	“SRFM.”

The number of shares of Common Stock to be outstanding upon completion of this offering is based on 12,826,529 shares of Common Stock outstanding as of August 9, 2024, (assuming that our reverse stock split that became effective August 19, 2024 had occurred prior to August 9, 2024), and excludes:

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1,784,339 shares of Common Stock issuable upon exercise of stock options outstanding as of August 9, 2024, pursuant to the Surf Air Global Limited 2016 Equity Incentive Plan (the “2016 Plan”) and the Surf Air Mobility Inc. 2023 Equity Incentive Plan (the “2023 Plan”), with a weighted average exercise price of $7.63 per share;
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652,899 shares of Common Stock underlying restricted stock units and performance-based restricted stock units outstanding as of August 9, 2024, pursuant to the 2016 Plan and the 2023 Plan;
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17,276 shares of Common Stock issuable upon exercise of preferred share warrants outstanding as of August 9, 2024, with a weighted average exercise price of $267.61; and
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338,496 shares of Common Stock reserved for issuance under the 2023 Plan and the Surf Air Mobility Inc. Employee Stock Purchase Plan.

The number of shares of Common Stock to be outstanding upon the completion of this offering also excludes any shares issued, or that will be issued, to GEM in connection with the GEM Advances or drawdowns under the Share Subscription Facility since August 9, 2024.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Before making an investment decision with respect to our securities, we urge you to carefully consider the risks described below and in the “Risk Factors” section of the 2023 Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, each of which has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into this prospectus. The risks and uncertainties described below and incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties not presently known or which we consider immaterial as of the date hereof may also have an adverse effect on our business. If any of the matters discussed below and in the “Risk Factors” section of the 2023 Form 10-K were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected, the market price of our Common Stock could decline and you could lose all or part of your investment in our Common Stock.

Risks Related to Ownership of Our Common Stock

We may fail to qualify for continued listing on the NYSE, which could make it more difficult for our stockholders to sell their shares.

Our Common Stock is listed on the NYSE under the symbol “SRFM.” We are required to satisfy the continued listing requirements of the NYSE to maintain such listing, including, among other things, the maintenance of a certain market capitalization and average closing price of our Common Stock.

On April 2, 2024, we received formal notice from the NYSE indicating that we were not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our Common Stock was less than $1.00 over a consecutive 30 trading-day period. We subsequently notified the NYSE of our intent to regain compliance with the requirements of Section 802.01C. We are able to regain compliance at any time within the six-month period following receipt of the notice if, on the last trading day of any calendar month during this cure period (or the last trading day of this cure period), we have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the prior 30 trading-day period. If we do not regain compliance with Section 802.01C within such cure period, the NYSE may commence delisting proceedings.

Additionally, on May 20, 2024, we received formal notice from the NYSE indicating that we were no longer in compliance with Section 802.01B of the NYSE Listed Company Manual because our average total market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our stockholders’ equity was less than $50 million. We subsequently notified the NYSE of our intent to submit a plan within 45 days of the notice advising the NYSE of definitive action we have taken or will take to be in compliance with Section 802.01B within 18 months of receipt of the notice. If our plan is not submitted on a timely basis or is not accepted, we would be subject to delisting proceedings. If the NYSE accepts our plan, our Common Stock will continue to be listed and traded on the NYSE during the 18-month cure period, subject to our compliance with the plan and other continued listing standards. The NYSE will review us on a quarterly basis to confirm compliance with the plan. If we fail to comply with the plan or do not meet the continued listing standards at the end of the 18-month cure period, we will be subject to the prompt initiation of NYSE suspension and delisting procedures.

There can be no assurance that we will be able to regain compliance with the NYSE’s continued listing requirements. If our stock price does not increase and if our market capitalization does not meet the minimum standards, we may not be able to meet the standards for continued listing on the NYSE within the compliance period. In the event that we do not regain compliance with the NYSE continued listing standards, we could face significant material adverse consequences, including:

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a limited availability of market quotations for our Common Stock;
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an adverse effect on the market price of our Common Stock;
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loss of confidence from stakeholders, employees and potential business partners;
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reduced liquidity with respect to our Common Stock;

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a determination that our shares are a “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules, and which may limit demand for our Common Stock among certain investors;
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a limited amount of news and analyst coverage for our company; and
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a decreased ability to issue additional securities or obtain additional financing in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate”, “plan”, “project”, “forecast”, “intend”, “will”, “expect”, “anticipate”, “believe”, “seek”, “target”, “designed to” or other similar expressions that predict or indicate future events or trends, although the absence of these words does not mean that a statement is not forward-looking. We caution readers of this prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to our customers of our products and services and the dependence on third-party partnerships in the development of fully-electric and hybrid-electric powertrains, and the potential success of our marketing and expansion strategies. These statements are based on various assumptions, whether or not identified in this prospectus, and on the current expectations of our management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

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our future ability to pay contractual obligations and liquidity, which will depend on operating performance, cash flow and ability to secure adequate financing;
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our limited operating history and that we have not yet manufactured any fully-electric or hybrid-electric aircraft;
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the powertrain technology we plan to develop does not yet exist and remains subject to approval by regulators;
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our ability to maintain and strengthen our brand and our reputation as a regional airline;
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any accidents or incidents involving aircraft including those involving fully-electric or hybrid-electric aircraft;
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our ability to accurately forecast demand for products and manage product inventory in an effective and efficient manner;
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the dependence on third-party partners and suppliers for the components and collaboration in our development of fully-electric and hybrid-electric powertrains, and any interruptions, disagreements or delays with those partners and suppliers;
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our ability to execute business objectives and growth strategies successfully or sustain our growth;
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risks from the integration of business acquisitions that could adversely affect our business, divert the attention of management, and dilute shareholder value;
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increased costs as a result of operating as a public company, and the requirement that management devote substantial time to comply with our public company responsibilities and corporate governance practices;
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the ability of our customers and potential customers to pay for our services;
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our ability to obtain additional financing or access the capital markets to fund its ongoing operations on acceptable terms and conditions;

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the outcome of any legal proceedings that might be instituted against us; and
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changes in applicable laws or regulations, and the impact of the regulatory environment and complexities with compliance related to such environment.

All forward-looking statements included herein attributable to us or any person acting on any party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The Selling Stockholder may, or may not, elect to sell shares of our Common Stock covered by this prospectus. To the extent the Selling Stockholder chooses to sell shares of our Common Stock covered by this prospectus, we will not receive any proceeds from any such sales of our Common Stock. See the section entitled “Selling Stockholder.”

DIVIDEND POLICY

The payment of cash dividends in the future will be dependent upon our revenue and earnings, if any, capital requirements and general financial condition. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business and do not intend to pay cash dividends on our Common Stock for the foreseeable future. The payment of any cash dividends will be within the discretion of our board of directors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meanings as terms defined and included elsewhere in this prospectus. Unless the context otherwise requires, all references in this section to “Surf Air Mobility Inc.” refer to the Company and its wholly-owned subsidiaries after the Internal Reorganization, the Southern Acquisition and related transactions.

Introduction

The Company is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the following: (i) the Internal Reorganization (including the Conversions) and the Southern Acquisition; (ii) the GEM Advances; and (iii) other adjustments. The pro forma financial information has been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended. The pro forma adjustments are described in the accompanying footnotes.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the historical audited consolidated statement of operations of the Company for the year ended December 31, 2023, the historical unaudited condensed consolidated statement of operations of Southern for the six months ended June 30, 2023, and Southern’s unaudited statement of operations information for the period from July 1, 2023 through July 26, 2023 on a pro forma basis as if the Internal Reorganization, the Southern Acquisition and related transactions, summarized below, had been consummated on January 1, 2023.

A pro forma balance sheet is not presented for the year ended December 31, 2023, as the Company’s most recent balance sheet already reﬂects the Internal Reorganization, the Southern Acquisition and related transactions, summarized below.

The historical financial information has been adjusted to give effect to factually supportable events that are related and/or directly attributable to the Internal Reorganization, the Southern Acquisition and related transactions, summarized below. The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to offer relevant information necessary to provide a reasonable basis for understanding of the combined company upon consummation of the Internal Reorganization, the Southern Acquisition and related transactions, summarized below.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are incorporated by reference in this prospectus:

•
the historical audited consolidated financial statements of the Company as of and for the year ended December 31, 2023, as included in the Company’s 2023 Form 10-K;
•
the historical unaudited condensed consolidated financial statements of Southern as of and for the six months ended June 30, 2023, as included in Exhibit 99.2 to the Company’s Current Report on Form 8-K dated August 29, 2023.

The foregoing historical financial statements have been prepared in accordance with U.S. GAAP.

The unaudited pro forma condensed combined financial information should also be read together with the Company’s 2023 Form 10-K, “Southern’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Exhibit 99.4 to the Company’s Current Report on Form 8-K dated August 29, 2023, and other financial information included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

Internal Reorganization, Southern Acquisition and related transactions

In connection with the Internal Reorganization, occurring on July 21, 2023, the following conversions occurred:

•
all SAGL preferred shares were converted into ordinary shares in accordance with their terms;
•
all SAGL warrants that did not expire or were otherwise cancelled as a result of the Internal Reorganization were given the option to exercise each SAGL warrant for cash or on a cashless basis. For holders electing not to exercise the applicable SAGL warrant, the SAGL warrant will remain outstanding but will be exercisable for a number of shares that would have been issued had the SAGL warrant been exercised immediately prior to the Internal Reorganization;
•
all SAGL convertible securities that did not expire or were otherwise cancelled as a result of the Internal Reorganization were cancelled and extinguished (to the extent not converted) for the right to receive a number of shares equal to the number of ordinary shares that would be issued assuming the conversion of the applicable SAGL convertible security;
•
each ordinary share (including all ordinary shares issued or issuable upon the foregoing conversions) outstanding as of immediately prior to the Closing of the Internal Reorganization was cancelled in exchange for shares of the Company’s Common Stock based on the Conversion Ratio (with any vesting conditions applicable to such ordinary shares to apply to such shares of our Common Stock);
•
each SAGL option was automatically converted into an option to acquire a number of shares of Common Stock (rounded down to the nearest whole share) based on the Conversion Ratio. The per share exercise price for shares of Common Stock issuable upon exercise of such converted option is equal to the exercise price per ordinary share applicable to the SAGL option immediately prior to the Internal Reorganization (rounded up to the nearest whole cent) divided by the Conversion Ratio. Such converted option is on substantially the same terms and conditions as the corresponding SAGL option; and
•
each SAGL RSU award was automatically converted into an award with respect to a number of shares of our Common Stock (rounded down to the nearest whole share) based on the Conversion Ratio that will be subject to the same vesting and other terms as the corresponding SAGL RSU award (with all such RSUs outstanding having vested upon the listing of our Common Stock).

For purposes of these conversions, ordinary shares of SAGL were exchanged for shares of the Company’s common stock at a conversion ratio of 22.40 to 1 as of July 21, 2023.

Pursuant to the Southern Acquisition Agreement, on the closing date a wholly-owned subsidiary of the Company merged with and into Southern, after which Southern is a wholly-owned subsidiary of the Company.

The Company’s acquisition of all of the issued and outstanding share capital of Southern has been treated as a business combination under Accounting Standard Codification 805, Business Combinations and has been accounted for using the acquisition method. The Company has recorded the fair value of assets acquired and liabilities assumed from Southern. Any excess amounts after allocating the purchase consideration to identifiable tangible and intangible assets acquired and liabilities assumed has been recorded as goodwill.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Year Ended December 31, 2023 (in thousands, except share and per share data)

	Surf Air Mobility Inc (Historical)	Southern Airways Corporation (Historical 1/1/23-7/26/23)	Reclassification Adjustments (Note 3)		Transaction Accounting Adjustments (Note 4)		Pro Forma Combined
Revenue	$60,505	52,564			$(200)	A	$112,869
Operating expenses
Cost of revenue, exclusive of depreciation and amortization	61,918	9,389	3,763	1	(200)	A	107,606
			7,355	2
			2,670	3
			4,655	4
			13,349	5
			4,707	7
Maintenance, materials and repairs		3,763	(3,763)	1			—
Aircraft fuel		7,355	(7,355)	2			—
Airport-related expenses		2,670	(2,670)	3			—
Aircraft rent		4,655	(4,655)	4			—
Salaries, wages and benefits		17,117	(13,349)	5			—
			(3,768)	10
Technology and development	20,850	(1,439)	1,439	8	—		20,850
Sales and marketing	10,028	487	244	9			10,759
General and administrative	100,669	3,038	3,768	10			111,880
			4,405	6
Depreciation and amortization	3,762	1,735			1,690	B	7,187
Other operating expenses	—	10,795	(1,439)	8			—
			(244)	9
			(4,405)	6
			(4,707)	7
Impairment of goodwill	60,045	—			—		60,045
Total operating expenses	257,272	59,565	—		1,490		318,327
Operating loss	(196,767)	(7,001)	—		(1,690)		(205,458)
Other income (expense)
Changes in fair value of financial instruments carried at fair value, net	(50,230)				50,230	C	—
Interest income (expense), net	(2,969)	(2,609)			(455)	D	(6,033)

Gain on extinguishment of debt	(326)				326	C	—
Other income (expense)	(3,708)	411					(3,297)
Total other expense, net	(57,233)	(2,198)			50,101		(9,330)
Income (loss) before taxes	(254,000)	(9,199)			48,411		(214,788)
Income tax expense (benefit)	(3,304)	6			—		(3,298)
Net income (loss)	(250,696)	(9,205)	—		48,411		(211,490)
Net loss attributable to noncontrolling interest	—	(201)	—		—		(201)
Net income (loss) attributable to SAM common shareholders	$(250,696)	$(9,004)	$—		$48,411		$(211,289)
Earnings per share:
Net loss per share, basic and diluted							$(2.77)
Weighted average shares used in computing net loss per share, basic and diluted							76,150,437

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the historical audited consolidated statement of operations of Surf Air Mobility Inc. (the “Company” or “SAM”) for the year ended December 31, 2023, the historical unaudited condensed consolidated statement of operations of Southern for the six months ended June 30, 2023, and Southern’s unaudited statement of operations information for the period from July 1, 2023 through July 26, 2023 on a pro forma basis as if the Internal Reorganization, the Southern Acquisition and related transactions had been consummated on January 1, 2023.

A pro forma balance sheet is not presented for the year ended December 31, 2023, as the Company’s most recent balance sheet already reﬂects the Internal Reorganization, the Southern Acquisition and related transactions.

The historical financial information has been adjusted to give effect to the factually supportable events that are related and/or directly attributable to the Internal Reorganization, the Southern Acquisition and related transactions. The adjustments presented on the unaudited pro forma condensed combined statement of operations has been identified and presented to offer relevant information necessary to provide a reasonable basis for understanding of the combined company upon consummation of the Internal Reorganization, the Southern Acquisition and related transactions.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes:

•
the historical audited consolidated financial statements of the Company as of and for the year ended December 31, 2023, as included in the Company’s 2023 Form 10-K; and
•
the historical unaudited condensed consolidated financial statements of Southern as of and for the six months ended June 30, 2023, as included in the Company’s Current Report on Form 8-K dated August 29, 2023.

The Company’s acquisition of all of the issued and outstanding share capital of Southern has been treated as a business combination under Accounting Standard Codification 805, Business Combinations and has been accounted for using the acquisition method. The Company has recorded the fair value of assets acquired and liabilities assumed from Southern. Any excess amounts after allocating the purchase consideration to identifiable tangible and intangible assets acquired and liabilities assumed has been recorded as goodwill.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Southern Acquisition and related transactions.

The pro forma adjustments reflecting the completion of the Southern Acquisition and related transactions are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Southern Acquisition and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Southern Acquisition and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.

2. Southern Acquisition

Under the acquisition method, the total estimated purchase price, or consideration transferred, is measured at the transaction closing date. Southern security holders are entitled to receive a number of shares representing the greater of (a) share equal to a value of $81.25 million (based on the opening price per share of our Common Stock on the day of listing); or (b) 12.5% of the fully-diluted shares of the Company upon listing. The assets of Southern have been measured based on various estimates using assumptions that the Company’s management believes are reasonable utilizing information currently available.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates.

For purposes of measuring the estimated fair value of the assets acquired as reflected in the unaudited pro forma condensed combined financial information, in accordance with the applicable accounting guidance, the Company established a framework for measuring fair values. The applicable accounting guidance defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal or most advantageous market for the asset or liability. Additionally, under the applicable accounting guidance, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value assets of Southern at fair value measures that do not reflect the Company’s intended use of those assets. Use of different estimates and judgments could yield different results.

As a result the unaudited pro forma condensed combined financial information reflects the purchase price applicable to the Southern Acquisition as follows (in thousands):

December 31, 2023
Identifiable intangible assets:
EAS contracts	$25,770
Trademark/ Tradename	1,280
Deferred tax liability	(4,656)
Goodwill	60,045
Other net liabilities assumed	(490)
Total consideration	81,949
Common equity delivered at closing	$81,250
Cash paid	$699

Under the acquisition method of accounting, the Company estimated the fair values of the acquired tangible and intangible assets. The valuation of the identifiable intangible assets acquired was based on management’s estimates, currently available information and reasonable and supportable assumptions. The tangible long-lived assets were recorded at their estimated fair values, which approximates their carrying value, while the intangible long-lived assets were valued using a discounted cash flow method.

3. Reclassification Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Certain reclassifications have been made to the historical presentation of Southern to conform to the financial statement presentation of the combined company:

1.
The Company recognizes costs related to maintenance, materials, and repairs as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of maintenance, materials, and repairs to the Company’s presentation.
2.
The Company recognizes costs related to aircraft fuel as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of aircraft fuel to the Company’s presentation.

3.
The Company recognizes airport-related expenses as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of airport-related expenses to the Company’s presentation.
4.
The Company recognizes aircraft rent expenses as a component of cost of revenue, while Southern recognizes these costs as a distinct financial statement line item. Therefore, this adjustment conforms the presentation of aircraft rent expenses to the Company’s presentation.
5.
The Company recognizes expenses for salaries, wages and benefits for pilots and aircraft support staff as a component of cost of revenue, while Southern recognizes these costs as a component of salaries, wages and benefits expense. Therefore, this adjustment conforms the presentation of salaries, wages and benefits for pilots and aircraft support staff to the Company’s presentation.
6.
The Company recognizes general operating expenses, inclusive of insurance, utilities, and professional fees as a component of general and administrative expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of general operating expenses to the Company’s presentation.
7.
The Company recognizes expenses for pilot training, aircraft insurance, and indirect pilot costs as a component of cost of revenue, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of other pilot and aircraft expenses to the Company’s presentation.
8.
The Company recognizes expenses for flight reservation and scheduling systems as a component of technology and development expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of flight reservation and scheduling system expenses to the Company’s presentation.
9.
The Company recognizes expenses for sales and marketing as sales and marketing expenses, while Southern recognizes these costs as component of other operating expenses. Therefore, this adjustment conforms the presentation of sales and marketing expenses to the Company’s presentation.
10.
The Company recognizes expenses for salaries, wages and benefits for general and administrative employees as a component of general and administrative expenses, while Southern recognizes these costs as a component of salaries, wages and benefits expense. Therefore, this adjustment conforms the presentation of salaries, wages and benefits for general and administrative employees to the Company’s presentation.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The transaction accounting adjustments included in the unaudited pro forma condensed combined financial information are as follows:

a.
Reflects the elimination of amounts due from the Company to Southern for billings related to aircraft operation services performed by Southern for the Company through July 26, 2023. Such operation services included aircraft insurance, pilot salaries, fuel costs, landing fees, maintenance and other miscellaneous expenses, for which Southern billed the Company as pass-through costs.

In conjunction, Southern billed the Company additional management fee for above services on the monthly basis through June 30, 2023. On the Unaudited Pro Forma Condensed Combined Statement of Operations, the Company recognizes them as cost of revenue, while Southern recognizes them as revenue. Therefore, this adjustment eliminates the relevant revenue and costs of revenue between the Company and Southern as related with management fee for the six month period ended June 30, 2023.

b.
Reflects an increase in amortization expense associated with acquisition related intangibles as a result of the Southern Acquisition, assuming such intangible assets were acquired as of January 1, 2023. The following table presents the fair value, weighted-average estimated useful life and pro forma amortization adjustments for each asset (in thousands, except for weighted-average estimated useful life):

			Incremental Amortization
Asset	Fair Value	Weighted Average Estimated Useful Life	Annual
EAS Contracts	25,770	10 years	2,577
Trademark/ Tradename	1,280	4 years	320
Total	$27,050	—	$2,897

c.
Reflects the elimination of the earnings impacts of financial instruments carried at fair value, due to all associated instruments being converted to common equity upon the completion of the Internal Reorganization, Southern Acquisition and related transactions. Changes in fair value of such instruments are recorded through SAFE notes at fair value, current and long-term, convertible notes at fair value, current and long term, and other long-term liabilities on the Company consolidated balance sheet.
d.
Reflects an increase in interest expense of $0.5 million in the unaudited pro forma condensed combined statement of operations, for the year ended December 31, 2023, associated with the convertible note facility (which bears interest at 9.75% per annum) assuming such facility was outstanding since January 1, 2023. In the event such notes were converted upon listing, this would result in the issuance of an additional 1,333,333 shares of Common Stock.

5. Net Loss per Share

The pro forma basic and diluted earnings per share amounts are based upon the number of the Company shares that would be outstanding, assuming the Internal Reorganization, the Southern Acquisition and related transactions occurred on January 1, 2023. As the Internal Reorganization, the Southern Acquisition and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued to effect these transactions have been outstanding for the entire period presented.

Year Ended
December 31, 2023
Pro forma net loss- attributable to SAM common shareholders	$(211,289)
Weighted average shares outstanding – basic and diluted	76,150,437
Pro forma net loss per share – basic and diluted	(2.77)
Excluded securities:
Options to purchase ordinary shares	1,606,159
Restricted stock units	3,773,063
Unvested RSPAs	422,641
Convertible Note (as converted to common shares)	1,333,333

Selling Stockholder

The following table sets forth as of August 9, 2024 (assuming that our reverse stock split that became effective August 19, 2024 had occurred prior to August 9, 2024) the number of shares of our Common Stock held by and registered for resale by means of this prospectus for the Selling Stockholder.

The Selling Stockholder and its pledgees, donees, transferees, assignees or other successors-in-interest may, or may not, elect to sell their shares of our Common Stock covered by this prospectus, as and to the extent they may determine. We will have no input if and when the Selling Stockholder may, or may not, elect to sell its shares of common stock or the prices at which any such sales may occur. See the section titled “Plan of Distribution.”

Information concerning the Selling Stockholder may change from time to time, and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Selling Stockholder may sell all, some, or none of the shares of our Common Stock covered by this prospectus, we cannot determine the number of such shares of our Common Stock that will be sold by the Selling Stockholder, or the amount or percentage of shares of Common Stock that will be held by the Selling Stockholder upon consummation of any particular sale. In addition, the Selling Stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, shares of Common Stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. We are not party to any arrangement with the Selling Stockholder or any broker-dealer with respect to sales of the shares of our Common Stock by the Selling Stockholder. See the section titled “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us by the Selling Stockholder, that the Selling Stockholder has sole voting and sole investment power with respect to all shares that it beneficially owns, subject to applicable community property laws.

Percentage ownership is based on 12,826,529 shares of our Common Stock outstanding as of August 9, 2024 (assuming that our reverse stock split that became effective August 19, 2024 had occurred prior to August 9, 2024). In computing the number of shares beneficially owned by, and the percentage ownership of, the Selling Stockholder, we deemed to be outstanding all shares subject to options held by the Selling Stockholder that are currently exercisable or are exercisable within 60 days of August 9, 2024, and all shares that are issuable pursuant to restricted stock units that will vest within 60 days of August 9, 2024. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to this Offering		Number of Shares	Shares Beneficially Owned After this Offering(1)
Name of Selling Stockholder	Shares	%	Offered	Shares	%
Palantir Technologies Inc.(2)	1,523,422	11.9%	1,523,422	—	—

(1)
Assumes the Selling Stockholder sells all of the shares of Common Stock being offered pursuant to this prospectus.
(2)
The address for the Selling Stockholder is 1200 17th Street, Floor 15, Denver, CO 80202.

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of our securities registered under Section 12 of the Exchange Act. The summary does not purport to be complete, and is subject to and qualified its entirety by reference to our amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) and our amended and restated bylaws (the “Amended and Restated Bylaws”), copies of which have been filed as exhibits with the SEC, and relevant provisions of the Delaware General Corporation Law (“DGCL”).

General

Our authorized capital stock consists of 800,000,000 shares of our Common Stock and 50,000,000 shares of undesignated preferred stock, $0.0001 par value.

As of August 9, 2024, there are 12,826,529 shares of our Common Stock outstanding held by 256 stockholders of record (assuming that our reverse stock split that became effective August 19, 2024 had occurred prior to August 9, 2024). Pursuant to our Amended and Restated Certificate of Incorporation, our board of directors have the authority, without stockholder approval, except as required by the listing standards of the NYSE, to issue additional shares of our Common Stock.

Common Stock

All issued and outstanding shares of our Common Stock are duly authorized, validly issued, fully paid, and non-assessable. All authorized but unissued shares of our Common Stock are available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of the NYSE.

The rights, preferences, and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Voting Rights

Subject to the limitations on foreign ownership described below, holders of record of our Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of our Common Stock that are voted is required to approve any such matter voted on by our stockholders.

Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the net assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, the holders of our Common Stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then-outstanding.

Other Matters

Our Common Stock does not have preemptive rights pursuant to the terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. There are no redemption or sinking fund provisions applicable to our Common Stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. In addition, our board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our Common Stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of our management. Although we did not have any preferred stock outstanding as of April 26, 2024 and do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Registration Rights

GEM

Pursuant to the terms of the registration rights agreement dated as of August 26, 2020, that we entered into with GEM and an affiliated entity, we are required to file a registration statement with respect to securities issued, or that could be issued, and are required to maintain the effectiveness of such registration statement.

The registration rights agreement also provides that, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders, other than (i) on Form S-4, (ii) Form S-8 or (iii) their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with our employee stock option or other employee benefit plans, GEM will be entitled to certain piggyback registration rights allowing it to include its shares in such registration, subject to certain marketing and other limitations. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the registrations described above.

In addition, in connection with our entry into the MCSPA with GEM on March 1, 2024, we agreed to file a registration statement with the SEC for the resale by the Selling Stockholder of at least 8,000,000 shares of Common Stock less any shares of our Common Stock sold by the Selling Stockholder from March 1, 2024 to the Closing Date and to use our commercially reasonable efforts to maintain the effectiveness of such registration statement until the date on which all of the shares issuable upon the conversion of the Mandatory Convertible Security have been sold.

Other Registration Rights

The following parties are entitled to customary rights with respect to the registration of shares of our Common Stock:

•
Tuscan, with respect to the registration of 635,000 shares of our Common Stock issued to Tuscan pursuant to the Tuscan Payment;
•
an advisor that received 15,000 shares of our Common Stock in satisfaction for fees owed for services in connection with our acquisition of Southern; and
•
Partners for Growth V, L.P. (“PFG”) with respect to the registration of 1,333,333 shares of our Common Stock to be issued to PFG upon a conversion of a senior unsecured convertible promissory note.

A registration statement intended to satisfy such registration requirements was declared effective on September 29, 2023 and registered an aggregate of 1,983,333 shares of our Common Stock.

Palantir is entitled to certain customary rights with respect to the registration of 1,523,422 shares of Common Stock issued to Palantir in satisfaction of fees owed for services. We are filing the registration statement of which this prospectus forms a part to satisfy our obligations. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by such registration.

Certain Foreign Ownership and Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that at no time shall more than 25.0% of our total voting interest be owned or controlled by Non-Citizens. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws implement this legally-required provision by limiting voting rights of Non-Citizens to the Permitted Holders in the event that Non-Citizens own (beneficially or of record) more than 25.0% of the total voting interest. All other Non-Citizens that own (beneficially or of record) or have voting control over any shares of our capital stock will have their voting rights subject to automatic suspension. The voting rights of the Permitted Holders will be reduced pro rata if their combined ownership percentage exceeds 25.0%. Additionally, our Amended and Restated Bylaws limit the amount of outstanding equity interests held by Non-Citizens who are a resident of a country that is not party to an “open-skies” agreement with the United States to 25.0% and all Non-Citizens collectively to 49.0%.

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•
a stockholder who owns 15% or more our outstanding voting stock (otherwise known as an “interested stockholder”);
•
an affiliate of an interested stockholder; or
•
an associate of an interested stockholder for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of our assets with a market value of 10% or more of the aggregate market value of all of our assets or of all of our outstanding stock. However, the above provisions of Section 203 do not apply if:

•
our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;
•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of our Common Stock; or
•
on or subsequent to the date of the transaction, the initial business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our Amended and Restated Certificate of Incorporation provides that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings.

Lock-Up

Our Amended and Restated Bylaws contains certain lock-up provisions related to our Common Stock (i) received by former SAGL shareholders as consideration in the Internal Reorganization, (ii) issued to our directors, officers and employees upon the settlement or exercise of stock options or other equity awards of SAGL that we assumed after the Internal Reorganization and (iii) issued pursuant to certain of our convertible instruments, including warrants and SAFEs (holders thereof, collectively, the “Lock-Up Holders”). Shares of our Common Stock received by former stockholders of Southern in connection with our acquisition of Southern are not subject to any lock-up.

In addition, we waived the lock-up provisions in respect of the approximately 13.3 million shares of Common Stock held by lenders, including PFG, LamVen LLC and LamJam II LLC. Our Amended and Restated Bylaws provide that (1) 40% of the shares issued to the Lock-Up Holders will not be subject to any lock-up provisions, (2) 30% of the shares issued to the Lock-Up Holders will be restricted from being transferred, subject to certain limited exceptions, for a period of 90 days from the closing of the Internal Reorganization, which expired on October 19, 2023, and (3) the remaining 30% of the shares issued to the Lock-Up Holders will be restricted from being transferred, subject to certain limited exceptions, for a period of 180 days from the closing of the Internal Reorganization, provided that if the lock-up period would end during a Blackout Period (as defined in our Amended and Restated Bylaws), the lock-up period would then end on the first trading day following the end of the Blackout Period. The lock-up of the remaining 30% of the shares issued to the Lock-Up Holders expired on April 1, 2024. The lock-up provisions may be waived by our board of directors, in its sole discretion, with respect to any shares held by a Lock-Up Holder. In addition, shares of any of our lenders who is party to a credit, financing or other agreements containing an express waiver of the lock-up provisions, will not be subject to any lock-up.

Authorized But Unissued Shares

Our authorized but unissued Common Stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Forum for Certain Lawsuits

Our Amended and Restated Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against any of our current or former directors, officers, employees, or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, or if such court does not have subject matter jurisdiction, the federal district court of the State of Delaware. Our Amended and Restated Certificate of Incorporation also requires, to the fullest extent permitted by applicable law, the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. In addition, the exclusive forum provision in our Amended and Restated Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Special Meeting of Stockholders

Our Amended and Restated Bylaws provide that special meetings of our stockholders may be called only by a resolution adopted by our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by Written Consent

Any action required or permitted to be taken at any annual and special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance of the DGCL and may not be taken by written consent of the stockholders without a meeting.

Classified Board of Directors

Our board of directors is divided into three classes, Class A, Class B and Class C, with members of each class serving staggered three-year terms. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Limitation of Liability of Directors and Officers

Our Amended and Restated Certificate of Incorporation provides that, to the fullest extent provided by Delaware law, no director or officer will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable.

Transfer Agent

The transfer agent for our Common Stock is Equiniti Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

Our Common Stock is currently listed on the NYSE under the symbol “SRFM.”

PLAN OF DISTRIBUTION

The Selling Stockholder and its pledgees, donees, transferees, assignees or other successors-in-interest may sell their shares of Common Stock covered hereby from time to time pursuant to brokerage transactions on the NYSE, or other public exchanges or registered alternative trading venues, at prevailing market prices or at privately negotiated prices. We are not party to any arrangement with the Selling Stockholder or any broker-dealer with respect to sales of shares of Common Stock by the Selling Stockholder. As such, we do not anticipate receiving notice as to if and when the Selling Stockholder may, or may not, elect to sell its shares of Common Stock or the prices at which any such sales may occur, and there can be no assurance that the Selling Stockholder will sell any or all of the shares of Common Stock covered by this prospectus.

The Selling Stockholder may use any one or more of the following methods when selling its shares of Common Stock:

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through one or more underwriters on a firm commitment or best-efforts basis;
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ordinary brokerage transactions and transactions in which the broker-dealer solicits subscribers;
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block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
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purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
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an exchange distribution in accordance with the rules of the applicable exchange;
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privately negotiated transactions;
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settlement of short sales;
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in transactions through broker-dealers that agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;
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in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
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through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
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through a combination of any such methods of sale; or
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any other method permitted pursuant to applicable law.

In addition to sales made pursuant to this prospectus, the shares of Common Stock covered by this prospectus may be sold by the Selling Stockholder in individually negotiated, private transactions exempt from the registration requirements of the Securities Act, and the Selling Stockholder may distribute the shares of Common Stock covered by this prospectus to affiliates, managers, members, partners, equity holders and/or other interest holders of such Selling Stockholder. Under the securities laws of some states, shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.

At any time a particular offer of the shares of Common Stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any option under which underwriters may purchase additional shares of Common Stock from the Selling Stockholder(s), any discounts, commissions, concessions and other items constituting compensation from the Selling Stockholder(s) and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of Common Stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

Subject to the lock-up provisions in our Amended and Restated Bylaws, the Selling Stockholder may from time to time transfer, pledge, assign or grant a security interest in some or all of the shares of Common Stock owned by it, and, if it defaults in the performance of its secured obligations, the transferees, pledgees, assignees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the Selling Stockholder to include the transferee, pledgee, assignee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholder also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

If the Selling Stockholder utilizes a broker-dealer in the sale of the shares of Common Stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholder, or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal.

The Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Common Stock offered by this prospectus, which Common Stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Any broker-dealers or agents that are involved in selling the Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholder or any other person. We will make copies of this prospectus available to the Selling Stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP has passed upon the validity of the securities offered by this prospectus and certain other legal matters related to this prospectus.

EXPERTS

The financial statements of the Company incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Southern Airways Corporation incorporated in this prospectus by reference to the Company’s Current Report on Form 8-K/A dated August 29, 2023 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Southern Airways Corporation’s ability to continue as a going concern and the effects of the revision discussed in Note 1 to the financial statements) of PricewaterhouseCoopers

LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of our Common Stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Common Stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Information incorporated by reference from earlier documents is superseded by the information set forth in this prospectus and by information incorporated by reference from more recent documents. Any statement so superseded shall not be deemed to constitute a part of this prospectus.

We are subject to the information reporting requirements of the Exchange Act and we file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.surfair.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus), and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Unless specifically listed below, the information contained on the SEC website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus. We incorporate by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

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our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 29, 2024;
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our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 15, 2024;
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our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 14, 2024;
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the portions of the 2024 Proxy Statement, filed with the SEC on April 29, 2024, specifically incorporated by reference into the 2023 Form 10-K;
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our Current Reports on Form 8-K filed with the SEC on March 6, 2024, April 5, 2024, May 20, 2024 and May 24, 2024, June 27, 2024, July 5, 2024, July 8, 2024, August 9, 2024, August 12, 2024, August 14, 2024, August 19, 2024, and August 21, 2024;
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Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on August 29, 2023;

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Exhibit 99.4 to our Current Report on Form 8-K filed with the SEC on August 29, 2023; and
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the description of our Common Stock contained in Exhibit 4.1 to the 2023 Form 10-K.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under 9.01, is not incorporated by reference in this prospectus or any prospectus supplement.

We also incorporate by reference into this prospectus any further filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions deemed to have been “furnished” and not filed with the SEC, including those made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information), including all filings filed after the date hereof and prior to the completion of the offering of all securities under this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to the Company, 12111 S. Crenshaw Blvd., Hawthorne, CA 90250, telephone number (424) 332-5480. You also may access these filings on our website at www.surfair.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Surf Air Mobility Inc.

Up to 1,523,422 Shares

Common Stock

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PROSPECTUS

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August 26, 2024